SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35197; File No. 812-15520

TCW Direct Lending LLC, et al.

May 20, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order ("Order") under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by sections 17(d) and 57(a)(4) and Rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the

Commission that permits certain business development companies ("BDCs") and closed-end

management investment companies to co-invest in portfolio companies with each other and with

certain affiliated investment entities.

Applicants: TCW Direct Lending LLC, TCW Direct Lending VII LLC, TCW Direct Lending VIII

LLC, TCW Star Direct Lending LLC, TCW Direct Lending Private Fund VIII LP, TCW Direct

Lending Strategic Ventures LLC, TCW Brazos Fund LLC, NJ/TCW Direct Lending LLC, West

Virginia Direct Lending LLC, TCW Skyline Lending, L.P., TCW Direct Lending Structured

Solutions 2019 LLC, TCW Direct Lending Structure Solutions 2022 LLC, and TCW Asset

Management Company LLC.

Filing Dates: The application was filed on November 9, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by e-

mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of

the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or

by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 14, 2024, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Applicants: Kevin Finch, Senior Vice President, Kevin.Finch@tcw.com.

FOR FURTHER INFORMATION CONTACT: Chris Chase, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated November 9, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.